UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                      Platinum Underwriters Holdings Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                    G7127P100
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                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. G7127P100                   13G                      Page 2 of 5 Pages


1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    -------------------------------------------------------------
    SAMUEL R. SHAPIRO -- S.S. 259 50 4489


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
                                                                         (b)

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    ----------------------------------------------------------------
    SAMUEL R. SHAPIRO IS A UNITED STATES CITIZEN


NUMBER OF                5.  SOLE VOTING POWER                                 0
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER                               0
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER                            0
REPORTING PERSON
WITH                     8.  SHARED DISPOSITIVE POWER                          0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    0


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    0%


12. TYPE OF REPORTING PERSON*
    IN

Cusip No. G7127P100                   13G                      Page 3 of 5 Pages


1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    -------------------------------------------------------------
    SHAPIRO CAPITAL MANAGEMENT COMPANY, INC. -- ID NO. 58-1830170


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
                                                                         (b)

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    ----------------------------------------------------------------
    SHAPIRO CAPITAL MANAGEMENT COMPANY, INC. IS A GEORGIA CORPORATION


NUMBER OF                5.  SOLE VOTING POWER                       2,035,620
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER                       250,055
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER                  2,285,675
REPORTING PERSON
WITH                     8.  SHARED DISPOSITIVE POWER                        0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,285,675


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    5.31%


12. TYPE OF REPORTING PERSON*
    IA

Cusip No. G7127P100                   13G                      Page 4 of 5 Pages


Schedule 13G Additional Information

Item #
1.  (a)  Name of Issuer: PLATINUM UNDERWRITERS HOLDINGS LTD.


    (b)  Address of Issuer's Principal Executive Offices:
         2 CHURCH STREET
         BERMUDA, BERMUDA, HM 11


2.  (a)  Name of Person Filing:
         SAMUEL R. SHAPIRO, SHAPIRO CAPITAL MANAGEMENT COMPANY, INC.

    (b)  Address of Principal Business Office for Each of the Above:
         3060 PEACHTREE ROAD,  SUTIE 1555 N.W., ATLANTA, GEORGIA 30305

    (c)  Citizenship:
         SAMUEL R. SHAPIRO -- U.S. CITIZEN
         SHAPIRO CAPITAL MANAGEMENT COMPANY, INC. -- GEORGIA CORPORATION

    (d)  Title of  Class of  Securities:
         COMMON STOCK, $0.01 PAR VALUE

    (e)  CUSIP Number:
         G7127P100

3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b). The person filing is a:
    IA

Cusip No. G7127P100                   13G                      Page 5 of 5 Pages


4.  Ownership:
    (a) Amount Beneficially Owned:                                    2,285,675

    (b) Percent of Class:                                                  5.31%

    (c) Number of shares as to which such person has:
        (i)   sole power to vote or to direct the vote                2,035,620
        (ii)  shared power to vote or to direct the vote                250,055
        (iii) sole power to dispose or to direct the disposition of   2,295,675
        (iv)  shared power to dispose or to direct the disposition of         0

5.  Ownership of Five Percent or Less of a Class:

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

6.  Ownership of More than Five Percent on Behalf of Another Person:
    See attached

7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
    N/A

8.  Identification and Classification of Members of the Group:
    N/A

9.  Notice of Dissolution of  Group:
    N/A

10. Certification:

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


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                                                            Date:


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                                                          Signature


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                                                          Name/Title